# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Symbotic Inc., CIK 0001837240
CUSIP: 87151X101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 RESEARCH DRIVE, WILMINGTON, Massachusetts (MA), 01887
Date of event which requires filing of this statement: 08/05/2026
Filed by CIK 0000104169
Persons authorized to receive notices and communications: Joseph M. Ruschell, 1 Customer Drive, Bentonville, Arkansas (AR), 72716, 479-273-4000

## Reporting persons
- Walmart Inc. (CIK 0000104169): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 76,350,823; shared voting power 0; sole dispositive power 76,350,823; shared dispositive power 0; aggregate amount beneficially owned 76,350,823 (39.9% of the class)
  Comment: Row 7, 9, and 11. Includes (i) 15,000,000 shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") owned by the Reporting Person and (ii) 61,350,823 shares of Class A Common Stock that may be acquired by the Reporting Person upon the exchange of 61,350,823 common units ("OpCo Units") in Symbotic Holdings LLC, a wholly-owned subsidiary of the Issuer. Incident to its ownership of OpCo Units, the Reporting Person also owns 61,350,823 shares of the Issuer's Class V-1 common stock, par value $0.0001 ("Class V-1 Common Stock"), which carry one vote per share but confer no economic interest in the Issuer. Upon an exchange of OpCo Units for Class A Common Stock, an equal number of shares of Class V-1 Common Stock would be cancelled.
  
  Row 13. The percentage used herein and in the rest of this Schedule 13D is calculated based upon 129,873,381 shares of the Issuer's Class A Common Stock outstanding as of August 3, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026, and after giving effect to the exchange of all 61,350,823 OpCo Units held by the Reporting Person into an equal number of shares of Class A Common Stock. On a fully diluted basis (including all of the outstanding shares of the Issuer's Class A Common Stock, the 71,369,131 outstanding shares of Class V-1 Common Stock and the 403,559,196 outstanding shares of the Issuer's Class V-3 common stock, par value $0.0001 per share), the Reporting Person beneficially owns approximately 12.6% of the Issuer's total common stock outstanding, and approximately 5.4% of the aggregate voting power of the Issuer's securities.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Symbotic Inc.
Address of issuer's principal executive offices: 200 RESEARCH DRIVE, WILMINGTON, Massachusetts (MA), 01887
Comment: This Amendment No. 4 (this "Amendment") amends and supplements the information in the Schedule 13D relating to the Class A common stock, $0.0001 par value per share (the "Class A Common Stock"), of Symbotic Inc., a Delaware corporation (the "Issuer"), filed by the Reporting Person on June 21, 2022, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person on July 21, 2022, Amendment No. 2 to Schedule 13D filed by the Reporting Person on December 14, 2023 and Amendment No. 3 to the Schedule 13D filed by the Reporting Person on January 17, 2025 (collectively, the "Schedule 13D"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. The Reporting Person's equity holdings in the Issuer have not changed since the Amendment No. 2 to Schedule 13D filed on December 14, 2023, but this Amendment is being filed to reflect certain updates to Items 2, 5 and 7 of the Schedule 13D and to reflect changes in the percentage of the Class A Common Stock owned by the Reporting Person as a result of changes in the amount of Class A Common Stock outstanding.

## Item 2. Identity and Background
Name of person filing:
The second and third paragraphs of Item 2 of the Schedule 13D are hereby amended and restated as follows:
Schedule I attached hereto lists the executive officers and directors of the Reporting Person (the "Related Parties") and their respective principal occupation, address and citizenship. See Exhibit 99.1.
Residence or business address:
The second and third paragraphs of Item 2 of the Schedule 13D are hereby amended and restated as follows:
Schedule I attached hereto lists the executive officers and directors of the Reporting Person (the "Related Parties") and their respective principal occupation, address and citizenship. See Exhibit 99.1.
Present principal occupation or employment:
The second and third paragraphs of Item 2 of the Schedule 13D are hereby amended and restated as follows:
Schedule I attached hereto lists the executive officers and directors of the Reporting Person (the "Related Parties") and their respective principal occupation, address and citizenship. See Exhibit 99.1.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not, and, to the Reporting Person's knowledge, none of the Related Parties has, (i) been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not, and, to the Reporting Person's knowledge, none of the Related Parties has, (i) been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The response set forth in Item 2(f) of the Schedule 13D is hereby amended and restated by deleting Schedule I in its entirety and replacing it with the information listed on Schedule I attached hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover page of this Schedule 13D is incorporated herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth on the cover page of this Schedule 13D is incorporated herein.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Schedule I to Schedule 13D

## Signatures
- Walmart Inc.: /s/ Joseph M. Ruschell, Joseph M. Ruschell, Senior Vice President and Chief Counsel, Office of the Corporate Secretary (08/07/2026)